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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                               ______________________

                                   SCHEDULE 14D-9
                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
              SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO. 1)
                               ______________________

                                MYCOGEN CORPORATION
                             (Name of Subject Company)

                                MYCOGEN CORPORATION
                         (Name of Person Filing Statement)

                      COMMON STOCK, PAR VALUE $0.001 PER SHARE
             (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                           (Title of Class of Securities)

                                    628452 10 4
                       (CUSIP Number of Class of Securities)

                                  CARLTON J. EIBL
                                     PRESIDENT
                                MYCOGEN CORPORATION
                                 5501 OBERLIN DRIVE
                              SAN DIEGO, CA 92121-1718
                                   (619) 453-8030
        (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
                               _____________________

                                      COPIES TO:

                                 NORMAN M. GOLD, ESQ.
                               PETER H. LIEBERMAN, ESQ.
                                   Altheimer & Gray
                                10 South Wacker Drive
                                      Suite 4000
                               Chicago, Illinois  60606
                                    (312) 715-4000

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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated September 4, 1998 (the "Schedule 14D-9") of Mycogen Corporation, a California corporation (the "Company") with respect to a tender offer made by AgroSciences Acquisition Inc., a Delaware corporation (the "Purchaser"), which is a majority-owned subsidiary of Dow AgroSciences LLC, a Delaware limited liability company ("Parent"), and an indirect wholly-owned subsidiary of The Dow Chemical Company, a Delaware corporation ("TDCC"), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the "Common Stock" or "Shares") at a price of $28.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated September 4, 1998. Capitalized terms used herein and not defined here shall have the meaning ascribed to them in the Schedule 14D-9 and the schedules attached thereto.

A.   ITEM 3. IDENTITY AND BACKGROUND

     1. The first paragraph of Item 3(b)(1) of Schedule 14D-9 is hereby restated as follows:

          "All information contained in this Statement or incorporated herein by reference concerning Purchaser, Parent or TDCC, or actions or events with respect to any of them, was provided by the Purchaser, Parent or TDCC, respectively. The Company believes that all such information included in the Schedule 14D-9, or incorporated herein, relating to Parent, Purchaser and TDCC is correct. Information contained in this Statement with respect to the Company and its advisors has been provided by the Company."

B.   ITEM 4. THE SOLICITATION OR RECOMMENDATION

     1. The twenty-third paragraph of Item 4(b)(i) of Schedule 14D-9, which currently reads:

     "During the succeeding ten days, the parties exchanged correspondence regarding the presentations and conclusions of the financial advisors. During this period, Parent questioned the wide discrepancy between the projections presented by the Company's management to the Board in December 1997 and the projections included in the WP&Co. materials. Also during this period, the Special Committee received a report from Mr. Eibl regarding the view of the Company's management with respect to the financial advisors' reports, assumptions and conclusions. This report was provided by the Special Committee to Parent."

is hereby amended by adding thereto the following:

     "This report (the "Management Report") supported the projections included in the WP&Co. materials, which were more favorable to the Company than the estimates presented to the Board in December 1997. In this regard, the Management Report stated that the Company's North American seed business is poised to significantly expand distribution channels and increase market share reach. The Management

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     Report also stated that the Company believes that its internal breeding programs are proving to be competitive. The Management Report noted the Company's recent successes in accessing South American markets (primarily Brazil) and in attracting interest from potential partners in Europe and South Africa. It was also noted that the Company was exploring possible alliances covering alfalfa, turf and vegetables.
     The Management Report further noted the Company's validation of plant disease resistance technology which has been in-licensed by the Company. The Company's recent successes in developing and acquiring access to potentially valuable new technologies were briefly summarized as were the Company's recent patent litigation successes.
     The Management Report also indicated that substantial additional investment was necessary in research and development to develop the Company's technology platforms. In light of these developments, the Management Report concluded that the Company's management supported more favorable projected results over a ten-year time frame for the business than those reflected in the projections which had been presented to the Board in December 1997."

     2. The paragraph headed paragraph (ix) under Item 4(b)(2) of Schedule 14D-9 is hereby amended and restated as follows:

          "(ix) the written opinion of WP&Co. delivered to the Special Committee on August 31, 1998 (the "WP&Co. Opinion") to the effect that, subject to the various assumptions and limitations set forth in the WP&Co. Opinion, the $28.00 cash price to be received by the holders of shares of Common Stock (other than TDCC or its affiliates) pursuant to the Merger Agreement is fair to such holders from a financial point of view, and the report and analysis presented by WP&Co. In considering the WP&Co. Opinion, the Special Committee noted that the $28.00 cash price was below the range of valuations derived by WP&Co. for comparable transactions. In this regard, the Special Committee noted WP&Co.'s explanation that there were only four comparable transactions and that the comparability of those transactions was limited because all of the other parties whose securities were acquired were significantly larger companies in terms of sales, had greater market shares with respect to their principal products and were profitable companies. WP&Co. advised the Special Committee that comparable transactions were only one of the means of determining value and in this case not a particularly useful means to do so in light of the foregoing factors. The full text of the WP&Co. Opinion, which sets forth among other things, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex A and is incorporated herein by reference. The WP&Co. Opinion is directed to the Special Committee, addresses only the fairness of the consideration to be received by the Minority Stockholders from a financial point of view and does not constitute a recommendation to any such stockholder as to whether such stockholder should accept the Offer and tender its Shares. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE WP&CO. OPINION AND THE "OPINION OF WP&CO." SECTION SET FORTH BELOW IN THEIR ENTIRETY;"

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     3.   The second paragraph under the heading "Opinion of WP&Co." in Item
4(b)(2) of Schedule 14D-9 is hereby amended and restated as follows:

          "THE FULL TEXT OF THE WRITTEN OPINION OF WASSERSTEIN PERELLA, DATED AUGUST 31, 1998, WHICH SETS FORTH AMONG OTHER THINGS THE OPINIONS EXPRESSED, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION IS ATTACHED AS ANNEX A HERETO AND HOLDERS OF THE SHARES ARE URGED TO READ IT IN ITS ENTIRETY. WASSERSTEIN PERELLA'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO WHETHER OR NOT SUCH HOLDER SHOULD TENDER SHARES PURSUANT TO THE OFFER OR HOW SUCH HOLDER SHOULD VOTE OR OTHERWISE ACT IN RESPECT OF THE OFFER, THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY AND SHOULD NOT BE RELIED UPON BY ANY HOLDER AS SUCH A RECOMMENDATION. THE SUMMARY OF THE OPINION OF WASSERSTEIN PERELLA SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION ATTACHED AS ANNEX A."

     4. The following paragraphs are hereby added as a seventh paragraph and an eighth paragraph under the heading "Opinion of WP&Co." in Item 4(b)(2) of Schedule 14D-9:

          Preliminary drafts dated June 25, 1998, July 20, 1998, July 27, 1998 and August 3, 1998 of the final valuation report dated August 31, 1998 were presented to and discussed with the Special Committee on or about such dates. See Item 4(b)(i) above. Between June
     25, 1998 and August 31, 1998, Wasserstein Perella conducted due diligence with respect to the Company to refine its valuation analysis. Based upon its ongoing due diligence, Wasserstein Perella refined the discount rate, perpetuity growth rate and EBIT exit multiple assumptions used in the discounted cash flow analyses for the Company's various business segments, which had the effect of reducing the per share value of the Company in some instances and had the effect of increasing the per share value of the Company in other instances. The discounted cash flow analyses in the preliminary presentations did not include certain cost savings, synergies, research and development costs, litigation expenses and other miscellaneous items that were taken into account in the August 31, 1998 report, which had the effect of reducing the per share value of the Company in some instances and had the effect of increasing the per share value of the Company in other instances. The draft reports dated June 25, 1998, July 20, 1998 and July 27, 1998 were preliminary in nature and subject to revision and completion and, as a result, were not material to the Special Committee's negotiations of the terms of the contemplated transactions or its determination that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and the Minority Stockholders.

          On the other hand, the Special Committee did consider the August 3, 1998 preliminary report to be material to its negotiations of the contemplated transactions and its determination that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and the Minority Stockholders. However, the August 3, 1998 preliminary report did not include the impact of the recent erosion of the Company's market share which was reflected in Wasserstein Perella's final valuation report. As stated in Wasserstein Perella's August 31, 1998 report, compilation of the Company's fiscal year 1998 financial results revealed that North American and Argentine seed sales and market share would be significantly below projected levels. The discounted cash flow analysis in Wasserstein Perella's August 31, 1998 report took this new information into account and reduced the projected market share growth assumptions, which had the effect of reducing the per share value of the Company derived from the discounted cash flow analysis by approximately $1.00 per Share.

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     5.   The following paragraph is hereby added as a fourth paragraph under the subheading "Comparable Transaction Analysis." under the heading "Opinion of WP&Co." of Item 4(b)(2) of Schedule 14D-9:

          "WP&Co. advised the Special Committee that the comparability of these transactions to the Offer and the Merger was limited by the fact that each of the four companies whose securities were acquired was substantially larger than the Company in terms of sales, had a greater market share than the Company with respect to its principal products and was profitable."

     6. The paragraph under the subheading "Composite Range." under the heading "Opinion of WP&Co." in Item 4(b)(2) of Schedule 14D-9 is hereby amended and restated as follows:

          "COMPOSITE RANGE. At the August 31, 1998 meeting of the Special Committee, WP & Co. provided the Special Committee with a composite range of per share values of $25.00 to $35.00. In deriving this composite range, WP & Co. applied its professional judgment to the foregoing analyses taking into account, among other things, that (i) the Company historically has failed to achieve its operating projections and the projection provided to WP & Co. by management of the Company were significantly higher than those included in the Company's 1997 business plan, (ii) the Company is projecting net operating losses for the next several years, (iii) due to the fact that the Company is projecting net losses for the next several years, the inherent uncertainty associated with the success and timing of scientific research activities and the historical uncertainty associated with the Company's cash flows, selection of appropriate discount rates for purposes of the DCF analyses set forth above involved a greater than usual degree of subjective judgment, and (iv) the Company's competitors generally are significantly larger, better established companies with much greater resources, larger market capitalization, greater market share and a history of profits."

C.   ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 29. Fairness Opinion of Wasserstein Perella & Co., Inc. dated Autgust 31, 1998.

     Exhibit 38.   Memorandum of Understanding dated September 3, 1998

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                                     SIGNATURE

     After reasonable inquiry and to the best on my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

                                   MYCOGEN CORPORATION



                                   By:      /s/ Carlton J. Eibl
                                       -------------------------------------
                                           Name: Carlton J. Eibl
                                           Title: PRESIDENT

Dated: September 25, 1998















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